THE COMPANIES LAW
EXEMPTED COMPANY LIMITED BY SHARES

AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION
OF CHINA CORD BLOOD CORPORATION

Adopted by special resolution passed on [   ] 2009 and effective on [   ] 2009.

1.	The name of the Company is CHINA CORD BLOOD CORPORATION.

2.	The Registered Office of the Company shall be at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

3.	Subject to the following provisions of this Memorandum, the objects for which the Company is established are unrestricted.

4.
Subject to the following provisions of this Memorandum, the Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by Section 27(2) of The Companies Law.

5.	Nothing in this Memorandum shall permit the Company to carry on a business for which a licence is required under the laws of the Cayman Islands unless duly licensed.

6.
The Company shall not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this clause shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

7.	The liability of each member is limited to the amount from time to time unpaid on such member's shares.

8.
The share capital of the Company is US$25,100 divided into 251,000,000 shares of a nominal or par value of US$0.0001 each, of which 250,000,000 shall be Ordinary Shares, par value US$0.0001 each, and 1,000,000 shall be Preferred Shares, par value US$0.0001 each.

9.	The Company may exercise the power contained in the Companies Law to deregister in the Cayman Islands and be registered by way of continuation in another jurisdiction.